Exhibit 99.1

Financial News

CIBC DECLARES DIVIDENDS

Toronto, ON – Feb. 27 2014 – CIBC (TSX: CM; NYSE: CM) announced today that its board of directors declared a dividend of 98 cents per share on common shares for the quarter ending April 30, 2014 payable on April 28, 2014 to shareholders of record at the close of business on March 28, 2014.

Class A Preferred Shares

The board of directors also declared the following dividends per share:

For the quarter ending April 30, 2014 payable on April 28, 2014 to shareholders of record at the close of business on March 28, 2014:

Series 26 - $0.359375

Series 27 - $0.350000

Series 29 - $0.337500

Series 33 - $0.334375

Series 35 - $0.406250

Series 37 - $0.406250

For further information:

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Alice Dunning	416-861-8870	Kevin Dove	416-980-8835
Jason Patchett	416-980-8691	Erica Belling	416-594-7251